UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14D-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

TRW INC.
(Name of Subject Company (Issuer))

TRW INC.
(Names of Filing Persons (Offeror))

Options to Purchase TRW Inc. Common Stock,
Par Value $0.625 Per Share
(Title of Class of Securities)

972649108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copies to:

Peter Allan Atkins	**Andrew E. Bogen**
Eric L. Cochran	**Peter F. Ziegler**
Skadden, Arps, Slate, Meagher & Flom LLP	**Gibson, Dunn & Crutcher LLP**
Four Times Square	**333 Grand Avenue**
New York, New York 10036	**Los Angeles, CA 90071**
(212) 735-3000	**(213) 229-7000**

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$64,174,006.52	**$5,904.01**

* The transaction value shown is solely for the purpose of calculating the filing fee. The transaction value calculation assumes the maximum aggregate amount to be paid by TRW Inc. in connection with the offer to purchase all currently outstanding options to purchase TRW common stock described herein. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is based on the product of (a) the value of such options, calculated based on the average of the high and low prices for shares of TRW common stock as reported on the New York Stock Exchange on November 6, 2002 ($51.87) multiplied by the number of shares of TRW common stock underlying all of the outstanding options to purchase TRW common stock described herein that have an exercise price of less than $51.87 per share (7,259,503 shares), minus the cash consideration payable for such TRW shares upon exercise by the option holders, and (b) $92 for each $1,000,000 of the value of the transaction.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1
☒ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is being filed by TRW Inc. ("TRW") pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, solely in the event the cash election right described herein and in the attached exhibits is deemed to be a tender offer within the meaning of such section. By making this filing, TRW is not acknowledging that such cash election right constitutes a tender offer within the meaning of Section 14(d)(1) or an issuer tender offer within the meaning of Rule 13e-4.

ITEM 1.   Summary Term Sheet

The information set forth in the first five paragraphs of the letter attached as Exhibit (a)(1) (the "Notice Letter") is incorporated herein by this reference.

ITEM 2.   Subject Company Information

(a) The name of the issuer is TRW Inc., an Ohio corporation. The address of TRW's principal executive offices is 1900 Richmond Road, Cleveland, Ohio 44124 and its telephone number is (216) 291-7000.

(b) As of October 31, 2002, there were 11,896,233 options to purchase TRW common stock, par value $0.625 per share, issued under TRW's stock option and long-term incentive plans ("TRW options"), outstanding.

(c) There is no public trading market for TRW options. However, TRW common stock is listed and traded on the New York Stock Exchange, the Pacific Stock Exchange, the Chicago Stock Exchange and the Philadelphia Stock Exchange under the symbol "TRW," the London Stock Exchange under the symbol "TIN" and the Frankfurt Stock Exchange under the symbol "TRWA." The information regarding TRW common stock contained in the section entitled "COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION" on page 26 of the joint proxy statement/prospectus dated November 4, 2002 (the "Joint Proxy Statement/Prospectus") filed by Northrop Grumman Corporation pursuant to Rule 424(b)(3) on November 5, 2002 and attached as Exhibit (a)(5) is incorporated herein by this reference.

ITEM 3.   Identity and Background of Filing Person

The information set forth in Item 2(a) above is reiterated in response to this item. TRW is both the subject company and the issuer.

The information regarding the names and address of TRW's directors and executive officers contained in Annex G of the Joint Proxy Statement/Prospectus is incorporated herein by this reference.

ITEM 4.   Terms of the Transaction

(a)(1)(i):   The information set forth in the third paragraph of the Notice Letter and the information set forth in the sections entitled "Questions and Answers about the Cash Election Right" and "TRW Options" in the Additional Information Regarding the Cash Election Right attached as Exhibit (a)(2) (the "Additional Information") is incorporated herein by this reference.

(a)(1)(ii): The information set forth in the second paragraph in the Notice Letter and the information set forth in the section entitled "Questions and Answers about the Cash Election Right" in the Additional Information is incorporated herein by this reference.

(a)(1)(iii): The information set forth in the sixth paragraph of the Notice Letter and the information set forth in the section entitled "Questions and Answers about the Cash Election Right" in the Additional Information is incorporated herein by this reference.

(a)(1)(iv): Not applicable.

(a)(1)(v): The information set forth in the sixth paragraph of the Notice Letter and the information set forth in the section entitled "Questions and Answers about the Cash Election Right" in the Additional Information is incorporated herein by this reference.

(a)(1)(vi): The information set forth in seventh paragraph of the Notice Letter and in the sections entitled "Questions and Answers about the Cash Election Right" and "Canceling Cash Elections" in the Additional Information is incorporated herein by this reference.

(a)(1)(vii): The information set forth in the fifth and seventh paragraphs of the Notice Letter and in the sections entitled "Questions and Answers about the Cash Election Right" and "Canceling Cash Elections" in the Additional Information is incorporated herein by this reference.

(a)(1)(viii): The information set forth in the sections entitled "Questions and Answers about the Cash Election Right" and "Payment and Calculation of Cash Amounts" in the Additional Information is incorporated herein by this reference.

(a)(1)(ix): Not applicable.

(a)(1)(x): Not applicable.

(a)(1)(xi): The information set forth in the section entitled "Accounting Treatment" in the Additional Information is incorporated herein by this reference.

(a)(1)(xii): The information set forth in the sections entitled "Questions and Answers about the Cash Election Right" and "Certain Material Federal Income Tax Consequences" in the Additional Information is incorporated herein by this reference.

(a)(2): Not applicable.

(b): The information set forth in the section entitled "Questions and Answers about the Cash Election Right" and "Interests of Directors, Officers and Others" in the Additional Information is incorporated herein by this reference.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements

The information set forth in the section entitled "Interests of Directors, Officers and Others" in the Additional Information is incorporated herein by this reference.

ITEM 6. Purpose of the Transaction and Plans or Proposals

(a) The information set forth in the first paragraph of the Notice Letter and the information set forth in the section entitled "Questions and Answers about the Cash Election Right" in the Additional Information is incorporated herein by this reference.

(b) The information set forth in the second paragraph of the Notice Letter and the information set forth in the section entitled "Questions and Answers about the Cash Election Right" in the Additional Information is incorporated herein by this reference.

(c) The information set forth in the section entitled "Other Plans or Proposals" in the Additional Information is incorporated herein by this reference. In addition, the information set forth in the following sections in the Joint Proxy Statement/Prospectus is incorporated herein by this reference:

    (i)   "SUMMARY";

    (ii)   "RISK FACTORS";

    (iii)   "THE MERGER";

    (iv)   "THE MERGER AGREEMENT"; and

    (v)   "NORTHROP GRUMMAN AFTER THE MERGER."

ITEM 7.   Source and Amount of Funds or Other Consideration

The information set forth in the second paragraph of the Notice Letter and the section entitled "TRW Options" in the Additional Information is incorporated herein by this reference. There are no financing conditions and no funds will be borrowed to pay for any options with respect to which the cash election is made.

ITEM 8.   Interest in Securities of the Subject Company

The information set forth in the section entitled "Interests of Directors, Officers and Others" in the Additional Information is incorporated herein by this reference. The information set forth in the sections entitled "SUMMARY—Interests of TRW Directors and Executive Officers in the Merger," "THE MERGER—Interests of TRW Directors and Executive Officers in the Merger" and "BENEFICIAL OWNERSHIP OF TRW COMMON STOCK—Security Ownership of TRW Management" on pages 10, 77 and 115 of the Joint Proxy Statement/Prospectus is incorporated herein by this reference.

ITEM 9.   Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

ITEM 10.   Financial Statements

Not applicable.

ITEM 11.   Additional Information

The information set forth in the section entitled "Interests of TRW Directors, Officers and Others" in the Additional Information is incorporated herein by this reference.

ITEM 12.   Exhibits

(a)(1) Notice Letter dated November 12, 2002

(a)(2) Additional Information Regarding the Cash Election Right

(a)(3) Election Form

(a)(4) Notice of Cancellation of Election

(a)(5) Joint Proxy Statement/Prospectus, dated November 4, 2002 (incorporated by reference to Joint Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) by Northrop Grumman Corporation on November 5, 2002)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRW INC.

By: _____/s/   WILLIAM B. LAWRENCE_____

William B. Lawrence
Executive Vice President, General Counsel and
Secretary

Dated: November 12, 2002

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Notice Letter dated November 12, 2002
(a)(2)	Additional Information Regarding the Cash Election Right
(a)(3)	Election Form
(a)(4)	Notice of Cancellation of Election
(a)(5)	Joint Proxy Statement/Prospectus, dated November 4, 2002 (incorporated by reference to Joint Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) by Northrop Grumman Corporation on November 5, 2002)